Exhibit 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 - Ratio of Earning to Fixed Charges

(In thousands)

	Three months ended	Years ended December 31
	April 2, 2010	2009	2008	2007	2006	2005
Interest expense and amortization of debt expense and premium	$8,164	$35,568	$46,945	$58,892	$54,028	$44,098
Capitalized interest	167	2,389	729	764	617	461
Interest in rent expense	1,788	6,772	7,337	5,681	4,155	4,059

Total fixed charges	$10,119	$44,729	$55,011	$65,337	$58,800	$48,618

Income before Income Taxes	$125,349	$392,236	$308,260	$264,931	$213,094	$174,883

Plus:
Fixed Charges	10,119	44,729	55,011	65,337	58,800	48,618
Amortization of capitalized interest	162	562	438	398	377	358
Distributed income from equity investment	2,388	9,296	11,019	7,074	6,668	5,528

Less:
Capitalized interest	(167)	(2,389)	(729)	(764)	(617)	(461)
Equity in earnings from affiliates	(1,262)	(12,050)	(11,334)	(8,236)	(7,135)	(4,790)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(2)	12	(8)	(6)	4	91

Earnings as adjusted	$136,587	$432,396	$362,657	$328,734	$271,191	$224,227

Ratio of earnings to fixed charges	13.5	9.7	6.6	5.0	4.6	4.6